# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oscar Health, Inc., CIK 0001568651
CUSIP: 687793109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 75 Varick Street, 5th Floor, New York, New York (NY), 10013
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602189

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 657,435; sole dispositive power 0; shared dispositive power 657,435; aggregate amount beneficially owned 657,435 (0.3% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 229,010,000 shares of Class A Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 657,435; sole dispositive power 0; shared dispositive power 657,435; aggregate amount beneficially owned 657,435 (0.3% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 229,010,000 shares of Class A Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.

## Item 1. Issuer
Name of issuer: Oscar Health, Inc.
Address of issuer's principal executive offices: 75 Varick Street, 5th Floor, New York, New York 10013

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 657,435.
Percent of class: 0.3%.The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 229,010,000 shares of Class A Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 657,435
Dragoneer Investment Group, LLC: 657,435
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 657,435
Dragoneer Investment Group, LLC: 657,435

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc Stad: Marc Stad, Marc Stad (02/17/2026)
- Dragoneer Investment Group, LLC: Pat Robertson, Pat Robertson, Chief Operating Officer (02/17/2026)